Exhibit 99.2

VirtualScopics, Inc.

500 Linden Oaks

Rochester, New York 14625

585-249-6231

www.virtualscopics.com

April ____, 2016

Dear valued VirtualScopics customers and partners,

Recently we announced that VirtualScopics entered into a definitive agreement to be acquired by BioTelemetry, Inc., the leading wireless medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care. We are excited about this transaction and for the future of VirtualScopics. We believe BioTelemetry is the perfect partner for the future of VirtualScopics. They possess the scale and resources to accelerate our growth plan and lead the company into the future. The transaction is an important initiative for BioTelemetry to expand its clinical research offerings.

As a valued customer, we want to assure you that we are dedicated to providing the same quality of service and support as you have come to expect from our company. We intend to make this transition as smooth as possible and are taking great efforts to ensure that there is no impact to your operations.

We expect the transaction will close by mid-May 2016. As with similarly-structured public company acquisitions, the transaction will close only if VirtualScopics’ stockholders tender a sufficient number of shares in the tender offer to be commenced by BioTelemetry and if certain other related conditions are met. Immediately after the closing of the transaction, VirtualScopics will be a wholly-owned subsidiary of BioTelemetry. In the meantime, VirtualScopics and BioTelemetry will continue to do business as separate entities.

We want to thank everyone who has played a role in VirtualScopics’ business over the past many years. We appreciate your business and look forward to continuing to work with you in the future. Should you have any questions or concerns, please reach out to your local sales representative or contact us directly at info@virtualscopics.com.

A press release regarding the transaction is also available on the website www.virtualscopics.com.

Sincerely,

Eric T. Converse

President and Chief Executive Officer